FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2020

(Amounts expressed in millions of Chilean Pesos)

▪	Enel Generación Chile will be the first electric utility in the country to complete its decarbonization process as a result of the retirement and disconnection of the Company’s three coal-fired power plants: Tarapacá (disconnected on December 31, 2019), Bocamina I (December 31, 2020) and Bocamina II (May 31, 2022). Consequently, renewable energy will represent 62.7% of the Company’s total installed capacity by the end of 2022 (5,636 MW).

▪	Net income attributable to the shareholders of Enel Generación Chile S.A. reached a Ch$ 299,421 million loss as of September 2020 compared to a Ch$ 128,955 million profit for the same period of 2019, mainly explained by the Ch$ 434,230 million greater impairment loss related to the decarbonization process and a Ch$ 121,118 million extraordinary income booked in March 2019 due to the early termination of the electricity supply contract signed by the Company with Anglo American Sur in 2016. Net income attributable to the shareholders of Enel Generación Chile for Q3 2020 reached Ch$ 96,416 million, equivalent to a 22.2% reduction when compared to Q3 2019 mainly due to higher tax expenses and higher costs of energy purchases.

▪	When excluding this extraordinary effect, net income attributable to the shareholders of Enel Generación Chile S.A. decreased 8.0% to Ch$ 220,323 million as of September 2020 compared to the Ch$ 239,536 million adjusted net income as of September 30, 2019. When applying the same criterion to quarterly results, net income decreased 20.1% from Ch$ 123,925 million for Q3 2019 to Ch$ 99,082 million for Q3 2020.

▪	Net electricity generation reached 11,579 GWh as of September 2020, 13.9% less than the same period of last year, while net electricity generation during Q3 2020 amounted to 4,147 GWh, which is 8.9% less than the figure for Q3 2019. This lower net generation was primarily due to lower hydroelectric generation related to the drought that has affected Chile, although hydrology slightly improved during the Q3 2020, and also lower coal-fired electricity generation during 2020.

▪	Operating revenues reached Ch$ 1,121,409 million, equivalent to a 10.2% reduction when compared to September 2019 due to the extraordinary income booked in March 2019 as mentioned above, and also due to lower gas sales. These effects were partially offset by higher energy sales due to an increase in the average sales price when expressed in Chilean pesos. During the Q3 2020, operating revenues remained stable at Ch$ 370,447 million.
•1•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

▪	Procurement and services costs increased 5.4% to Ch$ 652,819 million as of September 2020, mainly explained by the higher energy purchases in the spot market. Q3 2020 procurement and services costs followed a similar trend although slightly better due to the improved hydrology, increasing 6.8% to Ch$ 179,731 million when compared to the same period of 2019 also due to higher energy purchases in the spot market.

▪	As a result of the factors previously mentioned, the Company’s EBITDA as of September 2020 decreased 29.7% to Ch$ 373,210 million. When excluding the extraordinary effects, EBITDA decreased 5.0% when compared to September 2019, to Ch$ 389,362 million. During the Q3 2020, EBITDA reached Ch$ 156,616 million, 7.2% less than Q3 2019. When excluding the extraordinary effects, EBITDA decreased 5.0% when compared to Q3 2019 to Ch$ 160,268 million.

▪	Financial results improved from a Ch$ 38,897 million expense as of September 2019 to a Ch$ 30,036 million expense as of September 2020, mainly explained by higher financial income. During Q3 2020, financial results amounted to a Ch$ 10,732 million expense representing a 7.1% increase due to higher losses resulting from exchange rate differences.

•2•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

FINANCIAL SUMMARY

▪  Gross financial debt of the company declined US$ 92 million when compared to the level of September 2019 to US$ 1,133 million as of September 30, 2020.

▪  The average cost of debt increased from 6.3% as of September 2019 to 6.6% as of September 2020.

▪  The Company’s available cash and cash equivalents amounted to US$ 7 million as of September 2020.

___________________________________________________________________

The Enel Generación Chile Group owns and operates 110 electricity generation units with 6,114 MW total combined installed capacity as of September 30, 2020. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 21 are thermal generation units with 2,580 MW installed capacity that operate using gas, coal, and fuel oil, and 51 are wind generation units with 78 MW installed capacity. This means that 58% of our installed capacity corresponds to renewable energy and 42% corresponds to thermal power plants.

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-20	Sep-19	% Change	Q3 2020	Q3 2019	% Change	Sep-20	Sep-19

Sistema Eléctrico Nacional (SEN)	16,110	17,027	(5.4%)	5,425	5,660	(4.2%)	30.1%	31.7%

•3•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” (PEC in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables are to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances” and not weighted based on the total Balance pending payment, as it had been interpreted by the Industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

•4•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the shareholders of Enel Generación Chile as of September 2020 amounted to a Ch$ 299,421 million loss, compared to a Ch$ 128,955 million profit booked for the same period of 2019. During Q3 2020, net income attributable to the shareholders of Enel Generación Chile amounted to Ch$ 96,416 million, which represents a Ch$ 27,509 million reduction when compared to Q3 2019.

The following table shows comparative figures for each item of the income statement for the operations as of September 30, of 2020 and 2019:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-20	Sep-19	Change	% Change	Q3 2020	Q3 2019	Change	% Change

REVENUES	1,121,409	1,249,106	(127,697)	(10.2%)	370,447	369,589	858	0.2%
Sales	1,100,010	1,116,068	(16,058)	(1.4%)	366,395	365,458	937	0.3%
Other operating revenues	21,399	133,038	(111,639)	(83.9%)	4,052	4,131	(79)	(1.9%)
PROCUREMENT AND SERVICES	(652,819)	(619,355)	(33,464)	5.4%	(179,731)	(168,315)	(11,416)	6.8%
Energy purchases	(294,985)	(208,721)	(86,264)	41.3%	(83,627)	(64,362)	(19,265)	29.9%
Fuel consumption	(193,691)	(201,604)	7,913	(3.9%)	(56,306)	(57,909)	1,603	(2.8%)
Transportation expenses	(87,628)	(120,136)	32,508	(27.1%)	(26,749)	(31,609)	4,860	(15.4%)
Other variable procurement and service cost	(76,515)	(88,894)	12,379	(13.9%)	(13,049)	(14,435)	1,386	(9.6%)
CONTRIBUTION MARGIN	468,590	629,751	(161,161)	(25.6%)	190,716	201,274	(10,558)	(5.3%)
Other work performed by entity and capitalized	3,287	3,233	54	1.7%	1,189	1,193	(4)	(0.3%)
Employee benefits expense	(36,010)	(37,953)	1,943	(5.1%)	(12,871)	(13,351)	480	(3.6%)
Other fixed operating expenses	(62,657)	(63,875)	1,218	(1.9%)	(22,418)	(20,419)	(1,999)	9.8%
GROSS OPERATING INCOME (EBITDA)	373,210	531,156	(157,946)	(29.7%)	156,616	168,697	(12,081)	(7.2%)
Depreciation and amortization	(67,856)	(81,178)	13,322	(16.4%)	(17,502)	(26,089)	8,587	(32.9%)
Impairment loss (Reversal)	(695,826)	(277,748)	(418,078)	150.5%	-	-	-	0.0%
Impairment loss (Reversal) for applying IFRS 9	(168)	(122)	(46)	37.7%	(40)	3	(43)	(1433.3%)
OPERATING INCOME (EBIT)	(390,640)	172,108	(562,748)	n/a	139,074	142,611	(3,537)	(2.5%)
NET FINANCIAL EXPENSE	(30,036)	(38,897)	8,861	(22.8%)	(10,732)	(10,018)	(714)	7.1%
Financial income	13,275	3,328	9,947	n/a	9,873	908	8,965	n/a
Financial costs	(37,859)	(39,388)	1,529	(3.9%)	(10,591)	(12,617)	2,026	(16.1%)
Gain (Loss) for indexed assets and liabilities	(1,759)	(4,422)	2,663	(60.2%)	52	(1,260)	1,312	(104.1%)
Foreign currency exchange differences, net	(3,693)	1,585	(5,278)	n/a	(10,066)	2,951	(13,017)	n/a
OTHER NON-OPERATING RESULTS	1,428	2,401	(973)	(40.5%)	2,482	250	2,232	n/a
Net Income from other investments	1,334	720	614	85.3%	2,482	161	2,321	n/a
Net Income from Sale of Assets	94	150	(56)	(37.3%)	-	(8)	8	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	-	1,531	(1,531)	(100.0%)	-	97	(97)	(100.0%)
NET INCOME BEFORE TAXES	(419,248)	135,612	(554,860)	n/a	130,824	132,843	(2,019)	(1.5%)
Income Tax	124,029	(3,533)	127,562	n/a	(32,740)	(5,973)	(26,767)	n/a

NET INCOME	(295,219)	132,079	(427,298)	n/a	98,084	126,870	(28,786)	(22.7%)
Shareholders of the parent company	(299,421)	128,955	(428,376)	n/a	96,416	123,925	(27,509)	(22.2%)
Non-controlling interest	4,202	3,124	1,078	34.5%	1,668	2,945	(1,277)	(43.4%)

Earning per share (Ch$ /share) (*)	(36.51)	15.72	(52.23)	(332.2%)	1.39	1.79	(0.40)	(22.2%)

(*) As of September 30, 2020 and September 30, 2019 the average number of paid and subscribed shares was 8,201,754,580.

•5•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

Operating Income

The company´s EBITDA decreased Ch$ 157,946 million to Ch$ 373,210 million as of September 30, 2020. Operating income decreased Ch$ 562,748 million to a Ch$ 390,640 million loss as of September 30, 2020.

Operating revenues totaled Ch$ 1,121,409 million, representing a Ch$ 127,697 million or 10.2% reduction when compared to the previous year, mainly due to the following:

-	Lower other sales for Ch$ 42,431 million mainly due to a reduction in gas sales revenue.

-	Lower other operating revenues for Ch$ 111,639 million mainly due to the extraordinary income booked last year for Ch$ 121,118 million due to the early termination of the three Anglo American Sur contracts that had been signed in 2016, offset by a greater revenue related to insurance policies for Ch$ 6.743 million, higher revenue from commodity hedges for Ch$ 671 million and higher demineralized water sales for Ch$ 460 million.

The above was partially offset by:

-	Greater energy sales amounting to Ch$ 28,100 million, mainly explained by: (i) a higher average sales price when expressed in Chilean pesos due to the depreciation of the local currency / US dollar exchange rate for Ch$ 85,014 million; (ii) a Ch$ 12,028 million increase in revenues from supplementary services related to safety and service quality; and (iii) higher revenue from commodity hedges for Ch$ 13,612 million. These effects were partially offset by a -917 GWh reduction in physical sales amounting to Ch$ 82,550 million (-1,612 GWh to regulated customers, -109 GWh to the spot market, partially offset by a +804 GWh increase in physical sales to unregulated customers), as a consequence of the lockdowns declared in the Chile’s main cities due the COVID 19 pandemic, in addition to the effect of customer migration.

-	During Q3 2020, operating revenues amounted to Ch$ 370,447 million, which represents a Ch$ 858 million increase, or 0.2%, when compared to Ch$ 369,589 million for Q3 2019. This variation is mainly explained by a Ch$ 961 million increase in gas sales.

Procurement and services costs increased 5.4% to Ch$ 33,464 million explained by the following:

-	Energy purchases increased Ch$ 86,264 million, mainly higher physical energy purchases on the spot market (+1,331 GWh) due to lower hydroelectric generation that declined (-1,005 GWh) as a consequence of Chile’s hydrologic conditions. Additionally, thermal power plant dispatch declined (-851 GWh) mostly related to the lower coal-fired generation.
•6•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

This was partially offset by:

-	Fuel consumption costs decreased Ch$ 7,913 million, primarily explained by lower coal consumption for Ch$ 45,481 million due to lower coal-fired generation during the period and also the lower international market price of coal, which was offset by an increase in the gas consumption cost amounting to Ch$ 4,139 million due to the greater amount of electricity generation fired by gas, greater fuel oil consumption for Ch$ 1,615 million, greater commodity hedging costs for Ch$ 15,663 million, and the Ch$ 15,942 million coal impairment and Ch$ 210 million diesel impairment booked, both related to Central Bocamina II.

-	Transportation costs decreased Ch$ 32.508 million mainly due to lower tolls amounting to Ch$ 38,979 million due to a lower Equivalent Transmission Charge, CET (in its Spanish acronym) in the national system’s feed-in toll for Ch$ 23,743 million and a Ch$15,898 million reduction in the zonal transmission system’s AAT (Spanish acronym for harmonization adjustment tariff) cost; and lower gas transportation costs for Ch$ 5,856 million, offset by a Ch$ 12,342 million increase in regasification costs.

-	Other procurement and services costs decreased Ch$ 12,379 million, mainly due to lower gas commercialization costs for Ch$ 27,316 million, partly offset by a higher cost of commodity hedges amounting to Ch$ 14,127 million and higher thermal emission taxes for Ch$ 1,114 million.

-	During Q3 2020, procurement and services costs reached Ch$ 179,731 million, increasing 6.8%, or Ch$ 11,416 million, when compared to the Ch$ 168,315 million for the same quarter of 2019. This increase is mainly due to (i) a Ch$ 19,265 million increase in energy purchases primarily higher physical purchases in the spot market (+265 GWh) offset by (ii) a Ch$ 1,603 million reduction in fuel consumption resulting from lower gas consumption costs for Ch$ 3,255 million, lower coal consumption for Ch$ 17,523 million and lower fuel oil consumption for Ch$ 139 million, offset by greater costs of commodity hedges that increased Ch$ 15,663 million and the Ch$ 3,442 million and Ch$ 210 million impairment costs of coal and diesel, respectively, both related to Central Bocamina II, (iii) lower transportation costs for Ch$ 4,860 million, mainly the Ch$ 6,898 million reduction in tolls offset by higher regasification costs that increased Ch$ 2,035 million, and (iv) lower other procurement costs for Ch$ 1,386 million primarily due to lower thermal generation emissions taxes.

Personnel expenses (after capitalized personnel costs) reached Ch$ 32,723 million as of September 30, 2020, which represents a Ch$ 1,997 million reduction when compared to the same period of 2019, mainly due to a Ch$ 1,260 million cost reduction due to a lower number of employees, a Ch$ 707 million reduction in bonuses related to collective bargaining processes, a Ch$ 54 million increase in the capitalization of employee costs of the Los Cóndores project, all partially offset by a Ch$ 173 million increase in post-employment benefits and other benefits.

•7•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

In Q3 2020, personnel expenses (after capitalized personnel costs) were in line with personnel expenses in Q3 2019.

Other fixed operating expenses decreased Ch$ 1,218 million, mainly due to lower maintenance and repair service expenses for Ch$ 2,829 million, a Ch$ 835 million reduction in fines and penalties, lower costs of outsourced services for Ch$ 829 million, lower professional service expenses for Ch$ 669 million, and lower personnel management expenses for Ch$ 569 million, partially offset by a Ch$ 2,731 million increase in insurance policy costs, and a Ch$ 1,643 million increase in technical and administrative services expenses.

Other fixed operating expenses in Q3 2020 amounted to Ch$ 22,418 million, equivalent to a Ch$ 1,999 million increase or 9.8%%, when compared to the Ch$ 20,419 million expense for the same quarter of last year. This variation was mainly due to a Ch$ 889 million increase in insurance policy costs, higher maintenance and repair services expenses for Ch$ 571 million, and a Ch$ 518 million increase in technical and administrative services expenses.

Depreciation and amortization decreased Ch$ 13,322 million mainly related to the lower depreciation of coal-fired power plants Tarapacá and Bocamina I impaired in June 2019 for Ch$ 1,280 million and Ch$ 3,398 million respectively, and Bocamina II for Ch$ 7,431 million in June 2020 due to the Group’s decarbonization process.

During Q3 2020, the Ch$ 8,587 million reduction is related to the same effects mentioned above, the impairment loss for Bocamina II amounting to Ch$ 8,972 million.

Impairment losses increased Ch$ 418,078 million due to the Ch$ 695,826 million impairment loss related to Central Bocamina II booked as of June 2020 and the Ch$ 195,809 million impairment loss for Central Tarapacá and Ch$ 81,939 million impairment loss of Central Bocamina I, both booked in 2019, due to the Group’s decarbonization process.

The accumulated and quarterly revenues, costs and operating income for the periods ended September 30, 2020 and 2019, are shown below:

•8•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020
	Cumulative Figures (Figures in million Ch$)
	Sep-20			Sep-19
	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	1,103,240	(1,571,626)	(468,386)	1,187,762	(989,309)	198,453
Empresa Eléctrica Pehuenche S.A.	114,917	(37,171)	77,746	109,373	(28,722)	80,651
GasAtacama Chile and subsidiaries(*)	-	-	-	186,194	(293,297)	(107,103)
Consolidation adjustments	(96,748)	96,748	-	(234,223)	234,330	107

Total Consolidated	1,121,409	(1,512,049)	(390,640)	1,249,106	(1,076,998)	172,108
*GasAtacama merged into Enel Generación Chile on October 1, 2019
	Quarterly Figures (Figures in million Ch$)
	Q3 2020			Q3 2019
	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	362,005	(253,657)	108,348	321,188	(239,193)	81,995
Empresa Eléctrica Pehuenche S.A.	36,895	(6,169)	30,726	34,435	(6,242)	28,193
GasAtacama Chile and subsidiaries(*)	-	-	-	31,188	1,200	32,388
Consolidation adjustments	(28,453)	28,453	-	(17,222)	17,257	35

Total Consolidated	370,447	(231,373)	139,074	369,589	(226,978)	142,611
*GasAtacama merged into Enel Generación Chile on October 1, 2019

Energy sales of Enel Generación Chile and subsidiary for the periods ended September 30, 2020 and 2019 are shown below:

	Cumulative Figures				Quarterly Figures
(Figures in million Ch$)	Sep-20	Sep-19	Change	% Change	Q3 2020	Q3 2019	Change	% Change

Sales to regulated customers	603,361	662,002	(58,641)	(8.9%)	206,573	232,141	(25,568)	(11.0%)
Sales to unregulated customers	447,940	363,900	84,040	23.1%	142,213	116,151	26,062	22.4%
Sales at spot market	17,569	14,869	2,700	18.2%	8,527	9,170	(643)	(7.0%)
Total energy sales	1,068,870	1,040,770	28,099	2.7%	357,313	357,463	(149)	(0.0%)

Non-Operating Income

Non-operating income as of September 30, 2020 and 2019 are summarized below:

•9•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020
	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Sep-20	Sep-19	Change	% Change	Q3 2020	Q3 2019	Change	% Change

Financial income	13,275	3,328	9,947	298.9%	9,873	908	8,965	n/a
Financial costs	(37,859)	(39,388)	1,529	(3.9%)	(10,591)	(12,617)	2,026	(16.1%)
Gain (Loss) for indexed assets and liabilities	(1,759)	(4,422)	2,663	(60.2%)	52	(1,260)	1,312	(104.1%)
Foreign currency exchange differences, net	(3,693)	1,585	(5,278)	n/a	(10,066)	2,951	(13,017)	n/a
NET FINANCIAL EXPENSE	(30,036)	(38,897)	8,861	(22.8%)	(10,732)	(10,018)	(714)	7.1%

Share of profit (loss) of associates accounted for using the equity method	1,334	720	614	85.3%	2,482	161	2,321	n/a
Net Income From Other Investments	94	150	(56)	(37.3%)	-	(8)	8	(100.0%)
Net Income From Sale of Assets	-	1,531	(1,531)	(100.0%)	-	97	(97)	(100.0%)
OTHER NON-OPERATING RESULTS	1,428	2,401	(973)	(40.5%)	2,482	250	2,232	892.8%

NET INCOME BEFORE TAXES	(419,248)	135,612	(554,860)	n/a	130,824	132,843	(2,019)	(1.5%)
Income Tax	124,029	(3,533)	127,562	n/a	(32,740)	(5,973)	(26,767)	n/a

NET INCOME OF THE PERIOD	(295,219)	132,079	(427,298)	n/a	98,084	126,870	(28,786)	(22.7%)
Attributable to Shareholders of the parent company	(299,421)	128,955	(428,376)	n/a	96,416	123,925	(27,509)	(22.2%)
Attributable to Non-controlling interest	4,202	3,124	1,078	34.5%	1,668	2,945	(1,277)	(43.4%)

Net Financial Result

The financial result as of September 30, 2020 reached a Ch$ 30,036 million loss, which represents a Ch$ 8,861 million improvement when compared to the same period of the previous year, which is mainly due to the following:

Higher financial income amounting to Ch$ 9,947 million, mainly from booking income related to the Tariff Stabilization Law amounting to Ch$ 11,881 million, of which Ch$ 8,630 million represents the impact of changes to the technical provisions established to implement such Law determined by the National Energy Commission through Exempt Resolution 340 issued in September 2020, offset by lower returns on fixed income investments amounting to Ch$ 1,934 million.

During the Q3 2020, financial income increased Ch$ 8,965 million when compared to the same quarter of 2019, mainly due to higher financial income related to the Tariff Stabilization Law amounting to Ch$ 9,680 million, of which Ch$ 8,630 million represents the impact of Exempt Resolution 340, offset by lower returns on fixed income investments amounting to Ch$ 715 million.

Lower financial expenses amounting to Ch$ 1,529 million, mainly explained by lower financial expenses on factoring contracts for Ch$ 2,007 million, lower bank fees for Ch$ 1,321 million and lower financial expenses related to trade account payables for Ch$ 1,160 million, offset by an increase on bond interest expenses for Ch$ 2,959 million.

During Q3 2020, financial expenses decreased Ch$ 2,026 million when compared to the same quarter of 2019 mainly due to lower bank fees for Ch$ 940 million, lower interest on bonds amounting to Ch$ 884 million, and lower financial expenses on factoring contracts for Ch$ 202 million.

•10•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

Lower losses related to indexation amounting to Ch$ 2,663 million primarily explained by the greater positive effect from applying hyperinflation accounting standards (IAS 29) on the Group’s branch in Argentina that amounted to a Ch$ 2,251 million profit and higher income related to the indexation of recoverable taxes for Ch$ 412 million.

During Q3 2020, income related to indexation amounted to a Ch$ 1,312 million profit when compared to the same quarter of 2019, primarily due to a higher indexation profit from applying hyperinflation accounting standards (IAS 29) amounting to Ch$ 511 million and greater income related to the indexation of recoverable taxes for Ch$ 801 million.

Greater loss from exchange differences amounting to Ch$ 5,278 million, mainly explained by higher negative exchange differences on trade accounts payable amounting to Ch$ 8,832 million and on derivative contracts for Ch$ 6,859 million, in addition to a lower positive exchange difference on cash and cash equivalents for Ch$ 1,980 million. The aforementioned was partially offset by the positive effects on trade accounts receivables and other receivables for Ch$ 12,393 million, which includes the Ch$ 4,886 million effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers.

During Q3 2020, the loss from exchange differences increased Ch$ 13,017 million when compared to the same quarter of 2019, primarily due to the Ch$ 7,938 million related to the Tariff Stabilization Law, also greater negative exchange differences on trade accounts payable for Ch$ 4,288 million and a lower positive exchange difference on cash and cash equivalents for Ch$ 1,987 million.

Income from companies accounted for using the equity method

The Ch$ 614 million positive variation is mainly due to the higher profit of our associate company GNL Chile S.A. for Ch$ 947 million offset by a Ch$ 192 million lower profit from Transmisora Eléctrica de Quillota Ltda. and a Ch$ 141 million lower profit from Enel Argentina.

Corporate Taxes

Corporate income tax represented a Ch$ 124,069 million income as of September 30, 2020, which represents a Ch$ 127,562 million increase when compared to the same period of the previous year. This variation is primarily explained by a Ch$ 112,881 million increase in profit due to the higher impairment loss booked in 2020 as a consequence of the decarbonization plan promoted by the Group, Ch$ 32,702 million less expenses due to the extraordinary income in 2019 generated by the early termination of the three energy supply contracts with Anglo American Sur in 2019, and a Ch$ 9,944 million reduction in tax expenses due to the Company’s lower net income in 2020. These effects were offset by higher taxes as a result of goodwill booked related to the merger between Gas Atacama Chile and Gasoducto Atacama Argentina in 2019 amounting to Ch$ 29,269 million.

•11•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

During Q3 2020, Corporate income tax was a Ch$ 32,740 million expense, Ch$ 26,767 million higher than the income tax for same quarter of 2019. This variation is primarily due to higher taxes related to the goodwill booked related the merger between Gas Atacama Chile and Gasoducto Atacama Argentina in 2019 amounting to Ch$ 29,269 million.

•12•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

2. Statement of Financial Position Analysis

ASSETS (Figures in million Ch$)	Sep-20	Dec-19	Change	% Change

Current Assets	357,912	591,085	(233,173)	(39.5%)
Non Current Assets	2,585,572	2,996,114	(410,542)	(13.7%)

Total Assets	2,943,484	3,587,199	(643,715)	(17.9%)

Total assets of the Company as of September 2020 decreased Ch$ 643,715 million when compared to December 2019, mainly due to:

➢	A 39.5% reduction in Current Assets equivalent to Ch$ 233,173 million, mainly due to the following:

❖	A Ch$ 8,120 million reduction in Cash and cash equivalents, mainly lower bank account balances for Ch$ 5,423 million and lower time deposits for Ch$ 2,706 million.

❖	A Ch$ 26,910 million reduction in Trade accounts receivables and other current accounts receivables, mainly related to lower customer accounts receivables for Ch$ 34,062 million, lower employee accounts receivables for Ch$ 832 million, partly offset by collections from insurance companies for Ch$ 4,599 million and advance payments to suppliers for Ch$ 4,125 million.

❖	A Ch$ 164,107 million reduction in Current related party accounts receivables mainly due to lower accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 25,225 million, lower balance of receivables from Enel Global Trading SpA for Ch$ 10,831 million related to gas sales and commodity derivative transactions, and lower balance on funds invested through the Centralized Treasury Service contract with Enel Chile S.A. for Ch$ 126,865 million.

❖	A Ch$ 18,063 million reduction in inventories, mainly coal amounting to Ch$ 12,176 million, spare parts and other supplies for Ch$ 4,737 million, and a lower inventory of fuel oil amounting to Ch$ 1,090 million.

❖	A Ch$ 18,044 million reduction in Current tax assets, mainly a lower tax credit for retained earnings amounting to Ch$ 16,665 million and a lower tax credit for employee training expenses for Ch$ 2,355 million.

➢  A Ch$ 410,542 million reduction in Non-Current Assets, mainly explained by:

•13•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020
❖	A Ch$ 644,742 million reduction in Property, Plant and Equipment due to the Ch$ 695,826 million impairment loss booked for Central Bocamina II as a consequence of the Company’s decarbonization process, the Ch$ 64,875 million depreciation of the period, which was partly offset by new investments carried out during the period that amounted to Ch$ 71,606 million and dismantling provisions for Ch$ 38,202 million.

❖	The aforementioned is partly offset by an increase in Trade accounts receivables and other non-current accounts receivables for Ch$ 71,746 million mainly related to booking the pending electricity tariffs to be applied as a consequence of the Tariff Stabilization Law for Ch$ 71,779 million.

❖	A Ch$ 60,066 million increase in non-current related party accounts receivables explained by higher accounts receivable from GNL Chile S.A. related to advance payments amounting to Ch$ 19,203 million and higher accounts receivables from Enel Distribución Chile as a consequence of the Tariff Stabilization Law for Ch$ 40,863 million.

❖	A Ch$ 97,289 million increase in Deferred tax assets mainly related to fixed assets.

LIABILITIES AND EQUITY (Figures in million Ch$)	Sep-20	Dec-19	Change	% Change

Current Liabilities	344,821	488,184	(143,363)	(29.4%)
Non Current Liabilities	1,104,070	1,125,161	(21,091)	(1.9%)
Total Equity	1,494,593	1,973,854	(479,261)	(24.3%)
Attributable to the Shareholders of parent company	1,484,843	1,963,775	(478,932)	(24.4%)
Attributable to Non-controlling interest	9,750	10,079	(329)	(3.3%)

Total Liabilities and Equity	2,943,484	3,587,199	(643,715)	(17.9%)

Total Liabilities and Net Equity of the Company decreased Ch$ 643,715 million as of September 2020 when compared to December 2019, mainly explained by the following:

➢  A 29.4% reduction in Current Liabilities equivalent to Ch$ 143,363 million mainly explained by the following:

❖ A Ch$ 21,904 million reduction in Other current financial liabilities, mainly explained by a Ch$ 24,915 million decrease in hedging and other derivative liabilities, payment of interest on bonds for Ch$ 34,157 million, offset by the accrual of interest on bonds for Ch$ 36,724 million.

•14•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

❖ A Ch$ 104,261 million reduction in Trade accounts payable and other accounts payable primarily due to a Ch$ 45,972 million reduction in accounts payable to suppliers of goods and services and fixed assets, a Ch$ 57,049 million reduction in energy and fuel accounts payable, and a Ch$ 2,489 million decrease in dividends payable to third parties.

❖ A Ch$ 47,355 million decrease in Accounts payable to related parties primarily due to a lower balance of dividends payable to Enel Chile for Ch$ 55,103 million, a Ch$ 12,804 million reduction in accounts payable to Enel Distribución Chile for energy sales and tolls, a Ch$ 3,148 million reduction in accounts payable to Enel Green Power S.A. for energy purchases partially compensated by a Ch$ 17,385 million increase in accounts payable to Enel Global Trading S.p.A. for commodity derivative transactions, a Ch$ 5,821 million increase in accounts payable to GNL Chile S.A. for gas purchases, and a Ch$ 861million increase in the balance of accounts payable to Almeyda Solar SpA for energy purchases.

❖ The above mentioned was partly offset by a Ch$ 25,019 million increase in Current tax liabilities, mainly income tax.

❖ A Ch$ 6,099 million increase in Other current non-financial liabilities, mainly explained by an increase in VAT debits.

➢  A Ch$ 21,091 million reduction in Non - Current liabilities, equivalent to 1.9%, mainly due to the following:

❖ A Ch$ 87,222 million decrease in Deferred tax liabilities mainly related to fixed assets.

❖ The above is partially offset by a Ch$ 28,159 million increase in Other non-current financial liabilities, mainly explained by a Ch$ 11,150 million increase in hedging and other derivative liabilities, a Ch$ 17,009 million increase in the balance of bond debt, of which Ch$ 28,260 million is due to higher exchange rate differences, and Ch$ 3,932 million due to the indexation of UF denominated bond debt, compensated by a Ch$16,030 million payment of bond debt.

❖ A Ch$ 40,224 million increase in Other non-current provisions, primarily dismantling provisions.

➢  A Ch$ 479,261 million reduction in Net Equity when compared to December 2019.

•15•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

❖ The portion attributable to the owners of the parent company decreased Ch$ 478,932 million, explained primarily by the Ch$ 299,421 million net loss for the period and dividend payments that amounted to Ch$ 179,296 million.

❖ Equity of non-controlling shareholders decreased Ch$ 329 million, primarily explained by dividend payments for Ch$ 4,531 million, offset by the Ch$ 4,202 million net income of the period.

The performance of the main financial ratios is the following:

RATIO		UNIT	Sep-20	Dec-19	Sep-19	Chg	Chg %

Liquidity	Liquidity (1)	Times	1.04	1.21	-	(0.17)	(14.1%)
	Acid-test (2)	Times	1.00	1.15	-	(0.15)	(13.0%)
	Working capital	Million Ch$	13,091	102,901	-	(89,810)	(87.3%)
Leverage	Leverage (3)	Times	0.97	0.82	-	0.15	18.3%
	Short-term debt (4)%		23.8%	30.3%	-	(6.5%)	(21.5%)
	Long-term debt (5)%		76.2%	69.7%	-	6.5%	9.3%
	Financial expenses coverage (6)	Times	8.62	-	12.58	(3.96)	(31.5%)
Profitability	Op. income / Op. Revenues	%	(34.8%)	-	13.8%	(48.6%)	(352.8%)
	ROE (7)%		(13.4%)	-	12.8%	(26.2%)	(204.6%)
	ROA (8)%		(7.0%)	-	7.4%	(14.4%)	(193.7%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

-	The current ratio, as of September 30, 2020, reached 1.04 times, which represents a 14.1% reduction when compared to December 2019. This decline is mainly due to the decrease of current related party accounts receivables and trade accounts receivables.

-	The acid test, as of September 30, 2020, was 1.00 times, which represents a 13.0% reduction when compared to December 31, 2019, which is mainly due to the decrease of current related party accounts receivables and trade accounts receivables.

-	Working capital, as of September 30, 2020, amounted to Ch$ 13,091 million, which represents a Ch$ 89,810 million negative variation when compared to December 2019, mainly due to the reduction of current related party accounts receivables and trade accounts receivables.
•16•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

-	The debt ratio was 0.97 times, which means that the level of commitment of Enel Generación Chile equity was 0.97 times for the period ended September 30, 2020.

-	The financial expenses coverage ratio for the period ended September 30, 2020, was 8.62 times, which represents the ability to cover all financial expenses with the EBITDA obtained during the respective period of 2020. This reduction is due to the lower EBITDA of the period.

-	The profitability index, calculated by dividing operating income by operating revenues, was negative 34.8% as of September 30, 2020, which is lower than the figure for same period of 2019 because of the negative EBIT this period. When excluding the extraordinary impairment of Bocamina II, this index would have been positive 28.7% as of September 30, 2020.

When excluding the impact of the Anglo American Sur extraordinary income and the impairment losses of Central Tarapacá and Bocamina I booked last year, this index would have reached 29.1% as of September 2019.

-	Return on equity of the owners of the parent company was negative 13.4% for the period ended September 30, 2020. When excluding the extraordinary impairment of Bocamina II, this index would have been positive 14.1% as of September 2020.

When excluding the impact of the Anglo American Sur extraordinary income and the impairment losses of Central Tarapacá and Bocamina I booked last year, this index would have reached positive 18.4% as of September 2019.

-	Return on assets was negative 7.0% for the period ended September 30, 2020. When excluding the extraordinary impairment of Bocamina II, this index would have been positive 8.0% as of September 2020.

When excluding the impact of the Anglo American Sur extraordinary income and the impairment losses of Central Tarapacá and Bocamina I booked last year, this index would have reached positive 10.7% as of September 2019.

•17•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 9,711 million negative cash flow during the nine-month period ended September 30, 2020 broken down as follows:

NET CASH FLOW (Figures in million Ch$)	Sep-20	Sep-19	Change	% Change

From Operating Activities	286,341	403,439	(117,098)	(29.0%)
From Investing Activities	3,750	(305,259)	309,009	(101.2%)
From Financing Activities	(299,802)	(240,508)	(59,294)	24.7%

Total Net Cash Flow	(9,711)	(142,328)	132,617	(93.2%)

Operating activities generated a Ch$ 286,431 million positive cash flow, which represents a 29.0% reduction when compared to September 2019. This cash flow mainly comprises Ch$ 1,322,307 million in payments received for sales of goods and services, partially offset by payments to suppliers of good and services for Ch$ 886,260 million, employee-related payments amounting to Ch$ 34,063 million, insurance payments for Ch$ 20,207 million, tax payments for Ch$ 17,595 million, and other operating activity payments for Ch$ 77,334 million.

Investment activities generated a Ch$ 3,750 million positive cash flow, mainly explained by funds received from related parties for Ch$ 126,516 million through the Centralized Treasury Service Contract, offset by the addition of property, plant, and equipment for Ch$ 114,958 million and the purchase of intangible assets for Ch$ 7,163 million.

Financing activities generated a Ch$ 299,802 million negative cash flow. This cash flow is primarily explained by dividend payments for Ch$ 241,019 million, interest payments for Ch$ 40,026 million and bond repayments for Ch$ 16,030 million.

•18•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

Capex and Depreciation

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
COMPANY	Sep-20	Sep-19	Sep-20	Sep-19

Enel Generación Chile	114,697	137,074	60,111	51,809
Pehuenche	261	60	5,490	5,538
GasAtacama Chile (*)	-	10,933	-	21,023

Total Consolidated	114,958	148,067	65,601	78,370
*GasAtacama merged into Enel Generación Chile on October 1, 2019.
•19•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒	Compliance with the rules of good corporate governance.
‒	Strict compliance with all of the Group’s internal rules.
‒	Each business and corporate department defines:

▪	The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.
▪	Counterpart criteria.
▪	Authorized Operators.

‒	The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.
‒	All business operations and corporate departments are carried out within the limits approved for each case.
‒	Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

•20•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

Gross position:

INTEREST RATE (%)	September 30, 2020	December 31, 2019

Fixed Interest Rate	94%	94%

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒	Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.
‒	Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.
‒	Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

During the third quarter of 2020, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

•21•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒	Fuel purchases for electricity generation.
‒	Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of September 30, 2020, the Company held swaps for 72 kTon of Coal API2 to be settled in 2020, 313 kBbl of Brent Dated to be settled in 2020 and 1,522 kBbl of Brent oil to be settled in 2021, 3.5 TBtu of Henry Hub to be settled in 2020 and 15.6 TBtu of Henry Hub to be settled in 2021.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and for 4.79 TBtu of Henry Hub gas to be settled in 2020.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first half of 2020 due to the mitigation strategies implemented.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Note 19.

•22•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

As of September 30, 2020, the Enel Generación Chile Group’s liquidity was Ch$ 5,368 million in cash and cash equivalents. As of December 31, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 13,488 million in cash and cash equivalents.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•	Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•	Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties. In fact, the results of specific internal analyzes did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

•23•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

The portfolio included in the calculation of the Value at Risk consists of:

‒	Financial debt.
‒	Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒	Libor interest rate of the U.S. dollar.
‒	The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter of) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter of) for five years.

The Value at Risk to a quarter of with 95% confidence is calculated as the 5% percentile over the most adverse possible quarter ofly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 117,861 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or its subsidiary, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies.

•24•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

•25•

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2020

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

•26•

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Michele Siciliano
		Name:	Michele Siciliano
		Title:	Chief Executive Officer

Date: October 29, 2020